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As filed with the Securities and Exchange Commission on May 1, 2014

Registration No. 333-195575

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Post-Effective Amendment No. 1
to
FORM S-11
FOR REGISTRATION UNDER
THE SECURITIES ACT OF 1933 OF SECURITIES
OF CERTAIN REAL ESTATE COMPANIES

AMERICAN HOMES 4 RENT
(Exact name of registrant as specified in governing instruments)

30601 Agoura Road, Suite 200
Agoura Hills, California 91301
(805) 413-5300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Sara H. Vogt-Lowell
Senior Vice President and Chief Legal Officer
American Homes 4 Rent
30601 Agoura Road, Suite 200
Agoura Hills, California 91301
(805) 413-5300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
James E. Showen G. Allen Hicks Hogan Lovells US LLP 555 Thirteenth Street N.W. Washington, D.C. 20004 Phone: (202) 637-5600 Facsimile: (202) 637-5910	William J. Cernius Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 Phone: (714) 540-1235 Facsimile: (714) 755-8290

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ 333-195575, 333-194979

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

        Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (do not check if a smaller reporting company)	Smaller reporting company ☐

        This Registration Statement shall become effective upon filing with the Securities and Exchange Commission pursuant to Rule 462(d) under the Securities Act.

 Explanatory Note

        This Post-Effective Amendment No. 1 (the "Amendment") filed pursuant to Rule 462(d) of the Securities Act of 1933, as amended (the "Securities Act") amends the Registration Statement on Form S-11 (File No. 333-195575) of American Homes 4 Rent (the "Company"), filed pursuant to Rule 462(b) under the Securities Act on April 29, 2014 to register additional securities for an offering, and which became automatically effective upon filing (the "462(b) Registration Statement"). Pursuant to Rule 462(b), the contents of the Company's Registration Statement on Form S-11, as amended (File No. 333-194979), including the exhibits thereto, which was declared effective by the Securities and Exchange Commission on April 29, 2014 (the "Initial Registration Statement"), were incorporated by reference into the Rule 462(b) Registration Statement. The Company is filing this Amendment for the sole purpose of replacing the exhibits set forth below.

 Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36.    Financial Statements and Exhibits.

(b)
Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit Number	Exhibit Document
3.5	Articles Supplementary for American Homes 4 Rent 5.500% Series C Participating Preferred Shares
5.1	Opinion of Hogan Lovells US LLP regarding the validity of the securities being registered
10.8	Seventh Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P.
24.1	Power of Attorney (filed as Exhibit 24.1 to the Registration Statement on Form S-11 filed by the registrant on April 1, 2014 (File No. 333-194979))

II-1

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Agoura Hills, state of California on May 1, 2014.

AMERICAN HOMES 4 RENT
By:	/s/ DAVID P. SINGELYN David P. Singelyn Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the registration statement has been signed by the following persons in the capacities and on the dates indicated.

By:	/s/ DAVID P. SINGELYN David P. Singelyn Chief Executive Officer, Interim Chief Financial Officer and Trustee (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)	Date: May 1, 2014
By:	* B. Wayne Hughes (Non-Executive Chairman)	Date: May 1, 2014
By:	* John Corrigan Chief Operating Officer and Trustee (Trustee)	Date: May 1, 2014
By:	* Dann V. Angeloff (Trustee)	Date: May 1, 2014
By:	* Matthew J. Hart (Trustee)	Date: May 1, 2014
By:	* James H. Kropp (Trustee)	Date: May 1, 2014

By:	* Lynn Swann (Trustee)	Date: May 1, 2014
By:	* Kenneth Woolley (Trustee)	Date: May 1, 2014
*By:	/s/ DAVID P. SINGELYN Attorney-in-fact

 Exhibit Index

Exhibit Number	Exhibit Document
3.5	Articles Supplementary for American Homes 4 Rent 5.500% Series C Participating Preferred Shares
5.1	Opinion of Hogan Lovells US LLP regarding the validity of the securities being registered
10.8	Seventh Amendment to Agreement of Limited Partnership of American Homes 4 Rent, L.P.
24.1	Power of Attorney (filed as Exhibit 24.1 to the Registration Statement on Form S-11 filed by the registrant on April 1, 2014 (File No. 333-194979))

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Explanatory Note
Part II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 36. Financial Statements and Exhibits.
SIGNATURES
Exhibit Index